                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM T-3

               FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                               CIGNA CORPORATION
                              -----------------
                              (Name of Company)


                               One Liberty Place
                              1650 Market Street
                            Philadelphia, PA 19192
                            ----------------------
                   (Address of Principal Executive Offices)


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                    AMOUNT
          --------------                                    ------

Notes due January 15, 2033                               $100,000,000

                 Approximate date of proposed public offering:
                                 June 24, 1998

                    Name and address of agent for service:

                               Thomas J. Wagner
                           Executive Vice President
                              and General Counsel
                               CIGNA Corporation
                               One Liberty Place
                            Philadelphia, PA 19192

     The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment, which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.

                                    GENERAL
                                    -------

1.   General information.
     -------------------

     (a)  Form of organization:  Corporation.

     (b)  State or other sovereign power under the laws of which organized:
     Delaware.

2.   Securities Act exemption applicable. CIGNA Corporation, a Delaware
     -----------------------------------
     corporation (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated June 24, 1998 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange up to $100,000,000 of the Company's Notes Due 2033 (the "New Notes") for the Company's outstanding $100,000,000 8.30% Notes Due 2023 (the "Old Notes").

          There have not been any sales of securities of the same class as the New Notes or the Old Notes by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

          The Company retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to advise the Company as to the structure, process and financial matters related to the Exchange Offer. DLJ's services to the Company are limited solely to such advisory services, and DLJ will not, directly or indirectly, solicit the exchange of Old Notes for New Notes under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, DLJ will be paid a flat fee upon consummation of the transaction. The fee will not be based upon the level of participation in the Exchange Offer. DLJ will not be paid any commission or similar variable type of remuneration.

          The Company also has retained MacKenzie Partners, Inc. as the "Information Agent" and IBJ Schroder Bank & Trust Company as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Old Notes only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes and New Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.

          Cash payments in the form of a participation fee will be paid to Holders that tender and do not withdraw their Old Notes and whose Old Notes are accepted for exchange by the Company. Such participation will be equal to 1.50% of the principal amount of Old Notes tendered. Holders that do not tender Old Notes are not eligible to receive a participation fee.

          There are no cash payments made or to be made by any holder of the outstanding Old Notes in connection with the Exchange Offer.

                                  AFFILIATION
                                  -----------

3.   Affiliates. Furnish a list or diagram of all affiliates of the Company and
     ----------
     indicate the respective percentages of voting securities or other bases of control.

     Below is a list of direct and indirect subsidiaries of the Company as of December 31, 1997, unless otherwise indicated all of the subsidiaries are wholly-owned. The names of certain subsidiaries, which if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, are omitted.

CIGNA Holdings, Inc. (Delaware)
I.   Connecticut General Corporation (Connecticut)
     A.  CG Trust Company (Illinois)
     B.  CIGNA Associates, Inc. (Connecticut)
     C.  CIGNA Dental Health, Inc. (Florida)
         (1)    CIGNA Dental Health of California, Inc. (California)
         (2)    CIGNA Dental Health of Colorado, Inc. (Colorado)
         (3)    CIGNA Dental Health of Delaware, Inc. (Delaware)
         (4)    CIGNA Dental Health of Florida, Inc. (Florida)
         (5)    CIGNA Dental Health of Illinois, Inc. (Illinois)
         (6)    CIGNA Dental Health of Kansas, Inc. (Kansas)
         (7)    CIGNA Dental Health of Kentucky, Inc. (Kentucky)
         (8)    CIGNA Dental Health of Maryland, Inc. (Delaware)
         (9)    CIGNA Dental Health of New Jersey, Inc. (New Jersey)
         (10)   CIGNA Dental Health of New Mexico, Inc. (New Mexico)
         (11)   CIGNA Dental Health of North Carolina, Inc. (North Carolina)
         (12)   CIGNA Dental Health of Ohio, Inc. (Ohio)
         (13)   CIGNA Dental Health of Pennsylvania, Inc. (Pennsylvania)
         (14)   CIGNA Dental Health of Texas, Inc. (Texas)
         (15)   CIGNA Dental Health Plan of Arizona, Inc. (Arizona)
     D.  CIGNA Financial Advisors, Inc. (Connecticut)
     E.  CIGNA Financial Services, Inc. (Delaware)
     F.  CIGNA Health Corporation (Delaware)
         (1)    Healthsource, Inc. (New Hampshire)
                (a) Healthsource Connecticut Ventures, Inc. (Connecticut)
                    (i)  Healthsource Connecticut, Inc. (Connecticut)
                (b) Healthsource Health Plans, Inc. (North Carolina)
                    (i)  Healthsource North Carolina, Inc. (North Carolina)
                    (ii) Healthsource North Carolina Administrators, Inc. (North
                         Carolina)
                (c) Healthsource Indiana, Inc. (New Hampshire)
                    (i)  Healthsource Indiana Insurance Company (Indiana)
                    (ii) Healthsource Indiana Managed Care Plan, Inc. (Indiana)
                (d) Healthsource Insurance Group, Inc. (New Hampshire)
                (e) Healthsource Kentucky Ventures, Inc. (Kentucky)
                    (i)  Healthsource Kentucky, Inc. (Kentucky)
                    (ii) Healthsource Kentucky Preferred, Inc. (Kentucky)

                (f) Healthsource Maine, Inc. (Maine)
                (g) Healthsource Maine Preferred, Inc. (New Hampshire)
                (h) Healthsource Management, Inc. (New Hampshire)
                    (i)   Healthsource Syracuse, Inc. (New York)
                          (a) Healthsource New York, Inc. (New York)
                              (i)  Healthsource HMO of New York, Inc. (New York)
                              (ii) Healthsource Preferred of New York, Inc. (New
                                   York)
                    (ii)  Healthsource Tennessee, Inc. (Tennessee)
                    (iii) Healthsource Tennessee Preferred, Inc. (Tennessee)
                (i) Healthsource Massachusetts, Inc. (Massachusetts)
                (j) Healthsource Metropolitan New York Holding Company, Inc.
                    (New Hampshire)
                    (i)   Healthsource New York/New Jersey, Inc. (New York)
                (k) Healthsource New Hampshire, Inc. (New Hampshire)
                (l) Healthsource Ohio Ventures, Inc. (Ohio)
                    (i)   Healthsource Ohio, Inc. (Ohio)
                    (ii)  Healthsource Ohio Preferred, Inc. (Ohio)
                (m)       Healthsource Rhode Island, Inc. (Rhode Island)
                (n) Healthsource RX, Inc. (New Hampshire)
                (o) Healthsource South, Inc. (New Hampshire)
                    (i) Healthsource Arkansas Ventures, Inc. (Arkansas) (70% with balance owned by non-affiliate)
                          (a) Healthsource Arkansas, Inc. (Arkansas)
                          (b) Healthsource Arkansas Preferred, Inc. (Arkansas)
                    (ii)  Healthsource Insurance Company (Tennessee)
                    (iii) Healthsource Physicians Group of South Carolina, Inc.
                          (South Carolina)
                    (iv)  Healthsource Provident Administrators, Inc.
                    (v)   Healthsource Texas, Inc. (Texas)
                    (vi)  HS North Texas Ventures, Inc. (Texas)
                          (a) Healthsource  North Texas, Inc. (Texas)
                    (vii) Provident Health Care Plans, Inc. (Tennessee)
                          (a) Healthsource Georgia, Inc. (Georgia)
                          (b) Provident Health Care Plan, Inc. of North Carolina
                              (North Carolina)
                          (c) Provident Health Care Plan, Inc. of Tennessee
                              (Tennessee)
                (p) Physicians' Health Systems, Inc. (South Carolina)
                    (i) Healthsource Insurance Services, Inc. (South Carolina) (72% with balance owned by another CIGNA subsidiary)
                    (ii)  Healthsource South Carolina, Inc. (South Carolina)
         (2)    CIGNA HealthCare of Arizona, Inc. (Arizona)
                (a) CIGNA Community Choice, Inc. (Arizona)
         (3)    CIGNA HealthCare of California, Inc. (California)
         (4)    CIGNA HealthCare of Colorado, Inc. (Colorado)
         (5)    CIGNA HealthCare of Connecticut, Inc. (Connecticut)
         (6)    CIGNA HealthCare of Delaware, Inc. (Delaware)
         (7)    CIGNA HealthCare of Florida, Inc. (Florida)
         (8)    CIGNA HealthCare of Georgia, Inc. (Georgia)
         (9) CIGNA HealthCare of Illinois, Inc. (Delaware) (99.60% with balance owned by non-affiliate)
         (10)   CIGNA Healthplan of Louisiana, Inc. (Louisiana)
         (11)   CIGNA HealthCare of Massachusetts, Inc. (Massachusetts)

         (12)   CIGNA HealthCare Mid-Atlantic, Inc. (Maryland)
         (13)   CIGNA HealthCare of New Jersey, Inc. (New Jersey)
         (14)   CIGNA HealthCare of New York, Inc. (New York)
         (15)   CIGNA HealthCare of North Carolina, Inc. (North Carolina)
         (16)   CIGNA HealthCare of North Louisiana, Inc. (Louisiana)
         (17)   CIGNA HealthCare of Northern New Jersey, Inc. (New Jersey)
         (18)   CIGNA HealthCare of Ohio, Inc. (Ohio)
         (19)   CIGNA HealthCare of Oklahoma, Inc. (Oklahoma)
         (20)   CIGNA HealthCare of Pennsylvania, Inc. (Pennsylvania)
         (21)   CIGNA HealthCare of St. Louis, Inc. (Missouri)
         (22)   CIGNA HealthCare of Tennessee, Inc. (Tennessee)
         (23)   CIGNA HealthCare of Texas, Inc. (Texas)
         (24)   CIGNA HealthCare of Utah, Inc. (Utah)
         (25)   CIGNA HealthCare of Virginia, Inc. (Virginia)
         (26)   Lovelace Health Systems, Inc. (New Mexico)
         (27)   Temple Insurance Company Limited (Bermuda)
     G.  CIGNA RE Corporation (Delaware)
     H.  Connecticut General Life Insurance Company (Connecticut)
         (1)    All-Net Preferred Providers, Inc. (Delaware)
         (2)    CIGNA Life Insurance Company (Connecticut)
     I.  Disability Claim Services, Inc. (Delaware)
     J.  Global Portfolio Strategies, Inc. (Connecticut)
     K.  INA Life Insurance Company of New York (New York)
     L.  International Rehabilitation Associates, Inc. d/b/a Intracorp
         (Delaware)
     M.  Life Insurance Company of North America (Pennsylvania)
         (1)    CIGNA Direct Marketing Company, Inc. (Delaware)
         (2)    CIGNA Life Insurance Company of Canada (Canada)
         (3) INA Himawari Life Insurance Co., Ltd. (Japan) (90% with balance owned by non-affiliate)
     N.  MCC Behavioral Care, Inc. (Minnesota)
         (1)    MCC Behavioral Care of California, Inc. (California)
     O.  TEL-DRUG, INC. (South Dakota)
II.  INA Corporation (Pennsylvania)
     A.  CIGNA International Holdings, Ltd. (Delaware)
         (1)    Afia Finance Corporation (Delaware)
                (a) CIGNA Brasil Participacoes Ltda. (Brazil)
                    (i)  AMICO Assistencia Medica A Industria E Comercio Ltda.
                         (Brazil) (50% with balance owned by non-affiliate)
                    (ii) Excel CIGNA Seguardora S.A. (Brazil) (50% with balance owned by non-affiliate)
                (b) CIGNA Reinsurance New Zealand Limited (New Zealand)
                (c) P. T. Asuransi CIGNA Indonesia (Indonesia) (53.51% with balance owned by non-affiliates)
         (2)    CIGNA Argentina Compania de Seguros S.A. (Argentina)
         (3)    CIGNA Brasil Empreendimentos Ltda. (Brazil)
                (a) INA Seguradora S.A. (Brazil) (85.80% with 13.79% owned by another CIGNA affiliate and balance owned by non-affiliates)
         (4) CIGNA Compania de Seguros (Chile) S.A. (Chile) (99.13% with balance owned by non-affiliates)
         (5)    CIGNA G.B. Holdings, Ltd. (Delaware)

                (a) CIGNA Reinsurance Company (UK) Limited (United Kingdom)
                (b) Insurance Company of North America (U.K.) Limited (United
                    Kingdom)
         (6)    CIGNA Insurance Asia Pacific Limited (Australia)
                (a) CIGNA Insurance Singapore Limited (Singapore)
         (7)    CIGNA Insurance Company Limited (Rep. of South Africa)
         (8)    CIGNA Insurance Company of Puerto Rico (Puerto Rico)
         (9)    CIGNA Insurance New Zealand Limited (New Zealand)
                (a) CIGNA Life Insurance New Zealand Limited (New Zealand)
         (10)   CIGNA International Corporation (Delaware)
                (a) CIGNA Eastern European Corporate Services Sp. z.o.o.
                    (Poland)
         (11)   CIGNA International Insurance Company of Hong Kong Limited (Hong
                Kong)
         (12)   CIGNA Overseas Insurance Company Ltd. (Bermuda)
                (a) CIGNA Accident and Fire Insurance Company, Ltd. (Japan)
                (b) CIGNA China Investment Fund LDC (Cayman Islands) (67% with balance owned by another CIGNA subsidiary)
                (c) CIGNA Marketing Group, C.A. (Venezuela)
                (d) CIGNA Overseas Holdings, Inc. (Delaware)
                    (i)  CIGNA Insurance Company of Europe S.A.-N.V. (Belgium)
                         (a) CIGNA Life Insurance Company of Europe S.A.-N.V.
                             (Belgium)
                         (b) CIGNA STU, S.A. (Poland) (49% with balance owned by
                             non-affiliate)
                         (c) CIGNA STU Zycie, S.A. (Poland) (51% with balance
                             owned by non-affiliate)
         (13)   CIGNA Worldwide Insurance Company (Delaware)
                (a) P.T. Asuransi Niaga CIGNA Life (Indonesia) (60% with balance owned by non-affiliate)
                (b) PCIB CIGNA Life Insurance Corporation (Philippines) (50%
                    with balance owned by non-affiliate)
         (14)   ESIS International, Inc. (Delaware)
         (15)   INACAN Holdings, Ltd. (Canada)
                (a) CIGNA Insurance Company of Canada (Canada)
         (16) Inversiones INA Limitada (Chile) (98.6% with balance owned by another CIGNA subsidiary)
                (a) CIGNA Compania de Seguros de Vida (Chile) S.A. (Chile)
                    (96.6% with balance owned by non-affiliate)
                (b) CIGNA Salud Isapre S.A. (Chile) (99.20% with balance owned by another CIGNA subsidiary)
         (17)   LATINA Holdings, Ltd. (Delaware)
                (a) CIGNA Seguros de Colombia S.A. (Colombia) (85.76% with balance owned by other CIGNA subsidiaries and non-affiliate)
                (b) Empresa Guatemalteca CIGNA de Seguros, Sociedad Anonima
                    (Guatemala) (97.375% with balance owned by non-affiliates)
         (18) Perdana CIGNA Insurance Berhard (Malaysia) (51% with balance owned by non-affiliate)
         (19) Seguros CIGNA, S.A. (Mexico) (92.98% with balance owned by non-affiliates)
     B.  INA Financial Corporation (Delaware)
         (1)    Brandywine Holdings Corporation (Delaware)
                (a) CIGNA International Reinsurance Company, Ltd. (Bermuda)
                (b) Century Indemnity Company (Pennsylvania)
                    (i)  Century Reinsurance Company (Pennsylvania)
                    (ii) CIGNA Reinsurance Company (Pennsylvania)
                         (a) CIGNA Reinsurance Company S.A.-N.V. (Belgium)
         (2)    INA Holdings Corporation (Delaware)

                (a) Bankers Standard Insurance Company (Pennsylvania)
                    (i)  Bankers Standard Fire & Marine Company (Pennsylvania)
                (b) CIGNA Property and Casualty Insurance Company (Connecticut)
                    (i)  ALIC, Incorporated (Texas)
                         (a) CIGNA Lloyds Insurance Company (Texas)
                    (ii) CIGNA Fire Underwriters Insurance Company
                         (Pennsylvania)
                    (iii)    CIGNA Insurance Company (Pennsylvania)
                         (a) Pacific Employers Insurance Company (Pennsylvania)
                             (i)  CIGNA Insurance Company of Texas (Texas)
                             (ii) Illinois Union Insurance Company (Illinois)
                    (iv)     CIGNA Insurance Company of the Midwest (Indiana)
                (c) ESIS, Inc. (California)
                (d) INAC Corp. (Delaware)
                (e) INAC Corp. of California (California)
                (f) INAMAR Insurance Underwriting Agency, Inc. (New Jersey)
                    (i) INAMAR Insurance Underwriting Agency, Inc. of Massachusetts (Massachusetts)
                    (ii)  INAMAR Insurance Underwriting Agency, Inc. of Ohio
                          (Ohio)
                    (iii) INAMAR Insurance Underwriting Agency of Texas (Texas)
                (g) INAPRO, Inc. (Delaware)
                    (i) Reinsurance Solutions International, L.L.C. (Delaware) (50% with balance owned by non-affiliate)
                (h) Insurance Company of North America (Pennsylvania)
                    (i)   Atlantic Employers Insurance Company (New Jersey)
                    (ii)  CIGNA Employers Insurance Company (Pennsylvania)
                    (iii) CIGNA Insurance Company of Ohio (Ohio)
                    (iv) Indemnity Insurance Company of North America (Pennsylvania)
                          (a) Allied Insurance Company (California)
                          (b) CIGNA Indemnity Insurance Company (Pennsylvania)
                          (c) CIGNA Insurance Company of Illinois (Illinois)
                    (v)   INA Surplus Insurance Company (Pennsylvania)
                (i) Marketdyne International, Inc. (Delaware)
                (j) Recovery Services International, Inc. (Delaware)
III. CIGNA Investment Group, Inc. (Delaware)
     A.  CIGNA International Finance Inc. (Delaware)
         (1)    CIGNA International Investment Advisors, Ltd. (Delaware)
                (a) CIGNA International Investment Advisors Australia Limited
                    (Australia)
                (b) CIGNA International Investment Advisors K.K. (Japan)
     B.  CIGNA Investment Advisory Company, Inc. (Delaware)
     C.  CIGNA Investments, Inc. (Delaware)
         (1)    CIGNA Advisory Partners, Inc. (Delaware)
         (2)    CIGNA Leveraged Capital Fund, Inc. (Delaware)


                            MANAGEMENT AND CONTROL
                            ----------------------

4.   Directors and executive officers. List the names and complete mailing
     --------------------------------
     addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers.

     Indicate all offices with the applicant held or to be held by each person named.

     The names and addresses of the directors and executive officers of the Company are set forth below. The title of each of the executive officers set forth below refers to such executive officer's position with the Company.

     NAME                       ADDRESS                          OFFICE
     ----                       -------                          ------
     Robert P. Bauman           One Liberty Place                Director
                                Philadelphia, PA 19192

     Robert H. Campbell         One Liberty Place                Director
                                Philadelphia, PA 19192

     Alfred C. DeCrane, Jr.     One Liberty Place                Director
                                Philadelphia, PA 19192

     Peter N. Larson            One Liberty Place                Director
                                Philadelphia, PA 19192

     Marilyn W. Lewis           One Liberty Place                Director
                                Philadelphia, PA 19192

     Charles R. Shoemate        One Liberty Place                Director
                                Philadelphia, PA 19192

     Louis W. Sullivan, M.D.    One Liberty Place                Director
                                Philadelphia, PA 19192

     Wilson H. Taylor           One Liberty Place                Chairman,
                                Philadelphia, PA 19192           Chief Executive Officer
                                                                 and Director

     Harold A. Wagner           One Liberty Place                Director
                                Philadelphia, PA 19192

     Carol Cox Wait             One Liberty Place                Director
                                Philadelphia, PA 19192

     Paul Bergsteinsson         Two Liberty Place                Vice President and
                                Philadelphia, PA 19192           Assistant Treasurer

     J. Raymond Caron           Two Liberty Place                Senior Vice President
                                Philadelphia, PA 19192

     John J. Corcoran           Two Liberty Place                Vice President
                                Philadelphia, PA 19192

     David B. Gerges         One Liberty Place                        Senior Vice President
                             Philadelphia, PA 19192                   and Treasurer

     William L. Gerner       900 Cottage Grove Road                   Vice President
                             Bloomfield, CT 06002

     Arthur J. Harris, II    2001 Pennsylvania Avenue N.W.            Vice President
                             Washington, D.C.  20006

     Donald M. Levinson      One Liberty Place                        Executive Vice
                             Philadelphia, PA 19192                   President

     Nancy J. Meyer          Two Liberty Place                        Vice President
                             Philadelphia, PA 19192

     Gerald T. Meyn          Two Liberty Place                        Vice President
                             Philadelphia, PA 19192

     Michael J. Monroe       One Liberty Place                        Vice President
                             Philadelphia, PA 19192

     James J. Ritchie        Two Liberty Place                        Senior Vice President
                             Philadelphia, PA 19192

     Robert L. Robinson      Two Liberty Place                        Senior Vice President
                             Philadelphia, PA 19192

     Paul H. Rohrkemper      Two Liberty Place                        Senior Vice President
                             Philadelphia, PA 19192

     Mordecai Schwartz       One Liberty Place                        Vice President
                             Philadelphia, PA 19192

     Judith E. Soltz         Two Liberty Place                        Vice President
                             Philadelphia, PA 19192

     James G. Stewart        One Liberty Place                        Executive Vice
                             Philadelphia, PA 19192                   President and
                                                                      Chief Financial
                                                                      Officer

     Gary A. Swords          Two Liberty Place                        Vice President and
                             Philadelphia, PA 19192                   Chief Accounting
                                                                      Officer

     D. Timothy Tammany      Two Liberty Place                        Vice President
                             Philadelphia, PA 19192

     Thomas J. Wagner        One Liberty Place                        Executive Vice President
                             Philadelphia, PA 19192                   and General Counsel

     Barry F. Wiksten        One Liberty Place                        Senior Vice President
                             Philadelphia, PA 19192

     Carol J. Ward           One Liberty Place                        Corporate Secretary
                             Philadelphia, PA 19192

5.   Principal owners of voting securities. Furnish the following information as
     -------------------------------------
     to each person owning 10 percent or more of the voting securities of the applicant.

     As of May 31, 1998, no person owned 10 percent or more of voting securities of the Company.


                                 UNDERWRITERS
                                 ------------

6.   Underwriters. Give the name and complete mailing address of (a) each person
     ------------
     who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) The following were the underwriters in the Company's issuance in May 1997 of $300 million of 7.40% Notes due 2007 and $300 million 7.875% Debentures due 2027:

     Goldman, Sachs & Co.
     85 Broad Street
     New York, New York 10004

     Credit Suisse First Boston Corporation
     11 Madison Avenue
     New York, New York 10055

     Merrill Lynch, Pierce, Fenner & Smith Incorporated
     North Tower
     World Financial Center
     New York, New York 10282

     (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                              CAPITAL SECURITIES
                              ------------------

7.   Capitalization. (a) Furnish the following information as to each authorized
     --------------
     class of securities of the applicant.

     (i)  Equity Securities (as of May 31, 1998)


          Title of Class           Amount Authorized          Amount Outstanding
          --------------           -----------------          ------------------
          Common Stock
          $.25 par value           600,000,000 shares            215,377,643

          Preferred Stock
          $ 1.00 par value          25,000,000 shares                 None

     (ii) Debt Securities (as of May 31, 1998) (in millions)

             Title of Class                        Amount Authorized                    Amount Outstanding
             ---------------                       -----------------                    ------------------
             8.16% Notes due 2000                       $    25                              $   25
             8 3/4% Notes due 2001                          100                                 100
             7.17% Notes due 2002                            25                                  25
             7.4% Notes due 2003                            100                                 100
             6 3/8% Notes due 2006                          100                                 100
             7.4% Notes due 2007                            300                                 300
             8 1/4% Notes due 2007                          100                                 100
             7.65% Notes due 2023                           100                                 100
             8.3% Notes due 2023                            100                                 100
             7 7/8% Debentures due 2027                     300                                 300
             Medium-term Notes                              129                                 129
             Commercial paper                             1,200                                 241

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

  Holders of the Company's Common Stock have one vote per share for the election of directors and all other matters, and have no cumulative voting rights.
Of the 25 million shares of authorized Preferred Stock, six million shares have been designated as Junior Participating Preferred Stock, Series D ("Series D Stock"), issuable pursuant to the exercise of rights under the Company's shareholders rights plan. If the Series D Stock were issued, each 1/100 of a share would have voting rights approximately equal to one share of Common Stock.


                              INDENTURE SECURITIES
                              --------------------

8. Analysis of indenture provisions. Insert at this point the analysis of
   --------------------------------
   indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

   For purposes of this Section 8, the "Indenture" refers to the Indenture, dated as of January 1, 1994, by and between CIGNA Corporation and Marine Midland Bank (formerly Marine Midland Bank, N.A.), as Trustee (the "Trustee"). Other capitalized terms used in Section 8 are defined in the Indenture or the Offering Circular.

   A.  EVENTS OF DEFAULT

       The following are Events of Default under the Indenture with respect to the New Notes: (1) default in the payment of interest on any New Note when due, continued for 30 days; (2) default in the payment of principal of (or premium, if any, on) any New Note when due; (3) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than one included in the Indenture solely for the benefit of series of Debt Securities other than the New Notes), continued for 90 days after written notice as provided in the Indenture; (4) the acceleration, or failure to pay at maturity (including any applicable grace period), of any indebtedness for money borrowed by the Company exceeding $20,000,000 in principal amount, which acceleration or failure to pay is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Indenture; and (5) certain events in bankruptcy, insolvency or reorganization in respect of the Company.

       If an Event of Default with respect to the New Notes occurs and is continuing, either the Trustee or the Holders of at least 25 percent in principal amount of the New Notes may declare the principal amount of all New Notes to be due and payable immediately. At any time after a declaration of acceleration with respect to the New Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the New Notes may, under certain circumstances, rescind and annul such acceleration.

   B.  AUTHENTICATION AND DELIVERY

       The New Notes shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, under the Company's corporate seal reproduced thereon and attested by the Corporate Secretary or one of the Assistant Corporate Secretaries. Upon delivery of New Notes so executed to the Trustee for authentication together with a Company Order for the authentication and delivery of the New Notes, the Trustee shall authenticate and deliver the New Notes. The Indenture does not contain provisions regarding the application of the proceeds

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

   from issuance of the New Notes.

   C.  RELEASE OF PROPERTY SUBJECT TO LIEN

       The Company's obligations under the New Notes are not secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

   D.  SATISFACTION AND DISCHARGE

       The Indenture shall cease to be of further effect and shall be discharged as to the New Notes after certain actions are taken, when (1) either: (i) all of the New Notes have been delivered to the Trustee for cancellation, or (ii) all New Notes not delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee, and, in each case, the Company has deposited or caused to be deposited with the Trustee funds sufficient to pay and discharge the entire indebtedness of the New Notes; (2) the Company has paid all other sums required to be paid under the Indenture; and (3) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

   E.  EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

       The Company is required by the Indenture to deliver to the Trustee, within 120 days after the end of each of the Company's fiscal years, an Officer's Certificate stating whether or not, to the best knowledge of the signers thereof, the Company is in default in the performance and observance of certain terms of the Indenture, and, if there is such a default, specifying the nature and status of such default.

9. Other Obligors.  Give the name and complete mailing address of any person,
   --------------
   other than the applicant, who is an obligor upon the indenture securities.

   No person other than the Company is an obligor with respect to the New Notes.


   Contents of Application For Qualification.  This application for
   -----------------------------------------
   qualification comprises:

   (a) Pages numbered one to 14, consecutively;

   (b) The Statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 incorporated herein by reference to Exhibit 99 attached hereto);

   (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

       (i) Exhibit T3A -- The Company's Restated Certificate of Incorporation,
           -----------
as amended (incorporated by reference to Exhibit 3.1(a) and Exhibit 3.1(b) to the applicant's Form 10-Q for the quarter ended March 31, 1998);

   (ii)    Exhibit T3B -- The Company's Bylaws (incorporated herein by reference
           -----------
as Exhibit 3.2 to the registrant's Form 10-K for the year ended December 31,
1997);

   (iii)   Exhibit T3C -- Form of Senior Indenture, dated as of January 1, 1994,
           -----------
between the Company and Marine Midland Bank, N.A., as Senior Trustee, (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-65396);

   (iv)    Exhibit T3D -- Not applicable;
           -----------

   (v)     Exhibit T3E.1 -- Form of Offering Circular, dated as of June 24,
           -------------
           1998;

   (vi)    Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of June 24,
           -------------
           1998;

   (vii)   Exhibit T3E.3  --Form of Notice of Guaranteed Delivery, dated as of
           -------------
           June 24, 1998;

   (viii)  Exhibit T3E.4 -- Form of Letter to Beneficial Owners, dated as of
           -------------
           June 24, 1998;

   (ix)    Exhibit T3E.5 -- Form of Letter to DTC Participants, dated as of June
           -------------
           24, 1998;

   (x)     Exhibit T3E.6 -- Form of Letter to Clients, dated as of June 24,
           -------------
           1998;

   (xi)    Exhibit T3F  - - Cross-Reference Sheet;
           -----------

   (xii)   Exhibit 99  -- Form T-1 of Marine Midland Bank.
           ----------

                                   SIGNATURE
                                   ---------


  Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, CIGNA Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Philadelphia and Commonwealth of Pennsylvania, on the 24th of June, 1998.

                                                  CIGNA Corporation



                                                  By: /s/  Mordecai Schwartz
                                                      ------------------------
                                                           Mordecai Schwartz
                                                           Vice President



Attest: /s/ Robert A. Lukens
        ---------------------------
            Robert A. Lukens
       Assistant Corporate Secretary

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